Mail Stop 3561

July 10, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Ferdinand V. Lepere
Chief Financial Officer

> **Re:** **TBS International Limited**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-51368**

Dear Mr. Lepere:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 63</u>

1. We note your disclosure that changes in foreign exchange rates could adversely affect your earnings. In light of the fact that you appear to have exposure to market risk related to foreign exchange rates, please revise this section in future filings to provide quantitative information regarding your risk in accordance with one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies

- Deferred Dry Docking Costs, page F-9

2. We believe that the note disclosure in this accounting policy should be expanded to also include the information contained in the last two sentences in the last paragraph under section D – Classification & Inspection in Item 1 (Business section), which is also the third full paragraph on page 10. Please revise accordingly.

- Taxation, page F-10

3. Reference is made to the disclosure on page 25 where U.S source shipping income will be subject to either a 4% U.S federal income tax without allowance for any deductions or to a net basis tax, unless the company continues to meet the requirements for exemption. Although this tax exemption does not terminate on a definitive date, the ability to continue meeting this exemption does not appear to be solely within the company's control. Therefore, as the tax rate is fixed and amount of tax determinable, please expand the taxation note to also disclose the aggregate dollar and per share effects of this tax exemption that currently exists and could terminate in the future if the company does not continue meeting the conditions for this exemption. This disclosure is analogous to information provided through Topic 11C of the Staff Accounting Bulletins. Please revise accordingly.

Form 10-Q for the Quarter ended March 31, 2009

Note 2. New Accounting Pronouncements, page 8

4. We note from your disclosures that it appears that as of March 31, 2009, you have not yet adopted SFAS No. 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. However, regarding these assets and liabilities, SFAS No. 157 was only delayed until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Accordingly, please confirm that you have adopted SFAS No. 157 as of January 1, 2009 for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. Also, please revise future filings

to include all disclosures required by paragraphs 32-35 of SFAS No. 157.

Note 6. Valuation of Long-Lived Assets and Goodwill, page 9

5. We note your disclosure that as of March 31, 2009, no indication of impairment of fixed assets was present. However, it appears that there were several factors that occurred during the first quarter, such as the economic downturn and its effect on the market value of vessels, and the collateral coverage issues with your debt covenants, that may indicate a possible impairment of your long-lived assets. Please explain to us why you believe it was not necessary to perform an impairment analysis on long-lived assets during the quarter ended March 31, 2009.   If you have performed an impairment analysis subsequent to March 31, 2009, please provide us the results of such analysis.

Note 8. Financing – Loan Modifications, page 11

6. We note that during March 2009 certain credit facilities were modified to waive the collateral coverage and all financial covenants through the fourth quarter of 2009, provided you meet two additional covenants, and the lenders agreed to waive existing financial covenants through January 1, 2010. Further you disclose that based on current internal projections you anticipate that the Company will not meet the covenant requirements in 2010. In light of the fact that the grace period does not appear to be a full 12 months and you indicate you do not believe you will cure the violation in that grace period, it appears that your debt may be required to be classified as a current liability as of March 31, 2009. Please explain to us why you believe it is appropriate to classify this debt as long-term debt as of March 31, 2009, or alternatively, revise your presentation as appropriate. See paragraph 5 of SFAS No. 78 and EITF 86-30.

Exhibits, page 71

7. We note that you have incorporated by reference several exhibits, such as the Credit Agreement dated July 31, 2006 (Ex. 10.9), the Loan Agreement dated January 16, 2008 (Ex. 10.36), and the Amended and Restated Credit Agreement dated March 26, 2008 (Ex. 10.39). These exhibits do not appear to contain all of the exhibits, appendices, and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full. Please refile each exhibit to include the omitted schedules, appendices and exhibits. Please also confirm that you will file all exhibits in full in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE
(914) 779-5230